[redacted]

15027345

UNI
SECURITIES AND
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 11 2015
WASH., D.C.
196

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEORGESON SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Fernwood
(No. and Street)

Edison (City) New Jersey (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Chasse 781-575-2269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Tg 8/14

Tg

OATH OR AFFIRMATION

I, Jeffrey Chasse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

N.A. Financial Controller
Title

Notary Public

MARY PIEROTTI LUOSEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 21, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Georgeson Securities Corporation

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2015

Georgeson Securities Corporation
Index
June 30, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statement of income, statement of changes in stockholder's equity and statement of cash flows, present fairly, in all material respects, the financial position of Georgeson Securities Corporation at June 30, 2015, and the results of its operations and its cash flows for the year ended June 30, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedule I, Schedule II and Schedule III is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I, Schedule II and Schedule III is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

August 7, 2015

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2015

Assets		
Cash and cash equivalents	$	8,382,389
Cash segregated for regulatory purposes		5,505,183
Accounts receivable, net of allowance for returned tenders of $45,056		800,165
Prepaid and other assets		190,854
Intangible assets		367,044
Receivable from affiliates		225,020
Deferred tax asset		17,252
Total assets	$	15,487,907
Liabilities and Stockholder's equity		
Payable to affiliates	$	1,381,493
Amounts owed to customers		1,401,201
Other liabilities		541,179
Total liabilities	$	3,323,873
Stockholder's equity		
Common stock, $0.01 par value; 1000 shares authorized, 203 shares issued and outstanding		2
Paid-in capital		909,109
Retained Earnings		11,254,923
Total stockholder's equity	$	12,164,034
Total liabilities and stockholder's equity	$	15,487,907

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2015

Revenue		
Fee revenue	$	9,290,397
Internal revenue		6,607,610
Interest income		165,664
Total revenue	$	16,063,671
Expenses		
Compensation and benefits	$	4,278,645
Brokerage commissions		3,091,257
Management and overhead expenses		1,479,483
Transfer agent expenses		933,252
General and administrative expenses		1,444,678
Technology and printing expenses paid to affiliates		1,208,751
Occupancy expenses		557,165
Total expenses	$	12,993,231
Income before income taxes	$	3,070,440
Income tax expense		1,168,049
Net Income	$	1,902,391

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2015

	Common Stock		Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance July 1, 2014	200	$ 2	$ 523,996	$ 11,352,532	$ 11,876,530
Acquisition of Eagle Rock Proxy Client Contracts (Note 6)	3	-	385,113		385,113
Dividend Paid	-	-	-	(2,000,000)	(2,000,000)
Net Income	-	-	-	1,902,391	1,902,391
Balance June 30, 2015	203	$ 2	$ 909,109	$ 11,254,923	$ 12,164,034

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2015

Cash flows from operating activities		
Net Income	$	1,902,391
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of intangible assets		18,069
Decrease in accounts receivable, net		309,242
Decrease in deferred tax expense/benefit		19,700
Increase in prepaid and other assets		(23,993)
Increase in cash segregated for regulatory purposes		(12,655)
Increase by receivable from affiliate		(155,882)
Decrease in accrued expenses and other liabilities		(157,630)
Decrease by payment to affiliate		(1,354,293)
Decrease in amounts owed to customers		(2,410,702)
Net cash used in operating activities	$	(1,865,753)
Cash flows from financing activities		
Dividend paid to parent		(2,000,000)
Net cash used by financing activities		(2,000,000)
Net In(De)crease in cash		(3,865,753)
Beginning of period		12,248,142
End of period	$	8,382,389
Income Taxes Paid	$	1,186,135
Non-cash investing and financing activities		
Note issued in exchange for intangibles acquired	$	384,875
Capital stock issued (3 shares) in exchange for cancellation of note and accrued interest (Note 6)	$	384,875

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned direct subsidiary of Georgeson Inc. (the "Parent") an indirect subsidiary of Computershare US (the US Holding Parent). Computershare Limited, a publicly-held Australian corporation, is the ultimate parent of the Company.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction"). The Company also serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. Since the Company carries customer balances, it is subject to the requirements of SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. For the purpose of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits and time deposits with original maturities less than 90 days. No cash equivalents were held at period end.

Cash Segregated for Regulatory Purposes

In accordance with Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company maintains a special reserve account for the benefit of its customers.

Intangibles

Intangible assets with determinable values are amortized over an estimated useful life of 15 years on a straight line basis. The book values of intangible assets are assessed for impairment and the estimated useful lives may be adjusted based on these assessments.

Revenue Recognition

Fee Revenue

GSEC, for the period ended June 30, 2015, had two primary fee revenue streams: fixed fee revenue and percentage-based revenue. These two revenue streams are presented within Fee income on the Statement of Income.

Fixed fee revenue is earned on a shareholder transaction in the month in which a shareholder transaction is authorized. Revenue accrued is subject to an allowance for returned tenders which are the return of the shares delivered to a transfer / exchange agent as an invalid surrender. Fixed revenue is recorded net of returned tenders and related allowances for returned tenders.

The percentage-based fee program allows issuers to choose how to present the fee to shareholders who elect to participate in the post merger cleanup programs. Since percentage-based program fees are not fixed until the trade date, the policy is to recognize revenues on a trade date basis for these percentage-based fee programs.

Internal Revenue
Internal revenue and brokerage commission expenses are recorded on a trade date basis and are incurred on a fixed fee per trade basis.

Interest income
Interest income is recognized as earned.

Income Taxes
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Fair Value of Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) are considered to approximate the reported value due to their short-term nature.

3. Accounts Receivable and Allowance for Returned Tenders

Accounts receivable represent unpaid fees earned on shareholder transactions. Accounts receivable are reported net of an allowance for returned tenders on the Statement of Financial Condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Other Liabilities

All shareholder transactions are cleared through the Company's clearing brokers, Broadcort Capital Division of Merrill Lynch and ConvergEx Group Execution Solutions. At June 30, 2015, the amount payable to the clearing brokers is $333,106 which is included in Other liabilities on the Statement of Financial Condition.

5. Related Party Transactions

In accordance with an expense sharing agreement with the Company, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable; (b) usage of office space or resources directly supporting the Company and (c) allocations of other general, overhead and administrative costs incurred by the Computershare group on the Company's relative number of FTE's in comparison to other affiliates of the group to which such services are provided. For the year ended June 30, 2015, management and overhead expenses charged back to the Company totaled $1,479,483. Utilities and other property-related expenses charged back to the Company totaled $557,165 which is included in occupancy expenses on the Statement of Income.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, certain mailing and printing activities, and technology services provided by affiliates to the Company. For the year ended June 30, 2015, mailing and printing costs totaled $340,369 and infrastructure and system support charges totaled $868,382.

The Company has an agreement with affiliates regarding transfer agent fees. The amount of these fees that were charged back to the Company totaled $911,692 including expenses of $98,962 for services performed on behalf of its Parent. These fees are included in the transfer agent expenses on the Statement of Income.

The employee benefit expenses for the Company are paid for by Computershare Inc. An affiliate has established a qualified retirement plan covering full-time, salaried employees and certain part-time employees. Expenses under this plan are accrued each year, and the costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred $91,255 as its matching contribution to the plan for the year ended June 30, 2015, which is recorded within compensation and benefits expense on the Statement of Income.

In addition to providing retirement benefits, Computershare Inc. provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of $414,692 which is recorded in compensation and benefits expense on the Statement of Income for the year ended June 30, 2015.

Introducing fee revenue of $6,503,439 was recognized from the affiliated companies during the year ended June 30, 2015. The Company serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for ESPPs as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. Internal revenue is recognized as revenue on the transactions trade date. Dealer Manager Product revenue with Parent accounted for $104,171. Both amounts are listed under internal revenue on the Statement of Income.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2015, the receivable from affiliates and the payable to affiliates amounted to $225,020 and $1,381,493, respectively.

6. Acquisition of PEP Contracts

On April 30, 2014 Computershare Inc. acquired Register & Transfer Company ("R&T") along with its related companies including Eagle Rock Proxy Advisors, LLC. (ERPA). On November 3, 2014, the Computershare Group of affiliated companies engaged in a series of transactions to restructure the ownership of ERPA in order to align their business and operations with those of their respective Computershare counterparts. As part of this restructuring event, ERPA assigned their pre-escheatment program ("PEP") client contracts to the Company in exchange for a note in the amount of $384,875 which earned interest at 0.39% per annum. The assignment value was based on fair value of the client relationship contracts based on a discounted cash flow of ERPA's intangible assets.

Subsequent to ERPA assigning the PEP contracts to the Company, ERPA merged with the Parent on December 31, 2014.

On December 1, 2014 the Company's Board of Directors authorized to increase the Company's common stock shares available for authorization to one thousand shares (1,000) with a par value of $0.01 per share with an aggregate value of Ten dollars ($10.00).

On December 31, 2014, the Parent received three (3) shares of the Company's common stock and in return the Parent contributed the note to the Company. The value of the common stock issued is equal to the contributed book value of the note. The exchange for the issuance of common stock shares to the Parent by the Company effectively paid off the note resulting in the Company owning the former ERPA client contracts.

7. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2015, the Company had net capital of $10,569,448 which was $10,319,448 in excess of its required net capital of $250,000. At June 30, 2015, the Company had no aggregate debit items.

8. Income Taxes

The Company is part of a group that files consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis except that it uses the apportionment percentages of the overall combined group for combined state and city returns. At June 30, 2015, the current payable due related to U.S. Federal and combined state and city income tax returns of $794,755 are included in Payable to affiliates on the Statement of Financial Condition. The separate state returns current receivable is $77,917 and is included in Prepaid and other assets on the Statement of Financial Condition. Amounts due to the affiliates with respect to current income taxes are settled currently.

The income tax expense for the year ended June 30, 2015 consists of the following:

Current tax expense	$1,150,251
Deferred tax expense	17,798
Income tax expense	$1,168,049

The effective tax rate differs from the Federal statutory rate primarily due to state and local taxes.

The deferred tax assets at June 30, 2015 consist of the following:

Allowance for returned tenders	$ 17,252
Deferred Tax Assets	$ 17,252

For the year ended June 30, 2015, the Company had no unrecognized tax benefits. Accordingly, the Company has not recognized or accrued any interest or penalties for the year ended June 30, 2015.

The consolidated group, of which the Company is a member, and the Company file tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of June 30, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year ended June 30, 2011 forward.

9. Contingencies

From time to time the Company is a defendant in certain litigation, and in addition, is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

10. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2015.

11. Segregated Cash

Cash of $5,505,183 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the Company's 15c3-3 calculation, $1,401,201 was required to be on deposit at June 30, 2015.

12. Concentration

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with a depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has performed an assessment of its relationship and believes that its credit risk is limited.

13. Subsequent Events

Subsequent events have been evaluated through August 7, 2015, the date of this report. On August 4, 2015, the Company declared and paid a dividend in the amount of $1,000,000 to its immediate Parent, Georgeson Inc. No other subsequent events were identified by management.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2015 **Schedule I**

Net capital		
Total stockholder's equity	$	12,164,034
Deductions		
Non-allowable assets:		
Accounts Receivable net of allowance for returned tenders		800,165
Receivable from affiliates		225,020
Prepaid and other assets		473,218
Deferred and Other Tax Assets		95,169
Net Capital	$	10,570,462
Combined Aggregate Debit Items	$	-
Haircut on securities		1,014
Net Capital	$	10,569,448
Computation of basic net capital requirement		
Minimum required net capital (the greater of $250,000 or 2% of Combined aggregate debit items)		250,000
Excess net capital over minimum required	$	10,319,448

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's June 30, 2015 Form X-17a-5, as dated July 24, 2015.

Georgeson Securities Corporation

Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2015 **Schedule II**

Free credit balances in customers' securities accounts	$ 1,401,201
Market value of securities in excess of 40 calendar days and which have not been confirmed	0
Total credits	1,401,201
Total debits	-
Excess of total credits over total debits	$ 1,401,201
Amount held on deposit in reserve bank account	$ 5,505,183

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's June 30, 2015 Form X-17a-5, as dated July 24, 2015.

Georgeson Securities Corporation
Information relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-3
As of June 30, 2015 **Schedule III**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3.

A. Number of Items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Number of Items	0

Georgeson Securities Corporation
Compliance Report
June 30, 2015

Georgeson

Securities Corporation
Member FINRA, SIPC

480 Washington Boulevard, 27th Floor
Jersey City, New Jersey 07310

Georgeson Securities Corporation's Compliance Report

Georgeson Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended June 30, 2015;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2015;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2015; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

We, Cynthia Nisley, Jeff Chasse, and Scott Park, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.

Manual Signatures of:

1) ______________________
Cynthia Nisley, Chief Operating Officer

2) ______________________
Jeff Chasse, CPU US Financial Controller

3) ______________________
Scott Park, FinOp Business Controller

Report as of August 7, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation,

We have examined Georgeson Securities Corporation's assertions, included in the accompanying "The Compliance Report" that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended June 30, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of June 30, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2015, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule NASD 2340 of Financial Industry Regulatory Authority, Inc. ("FINRA")(the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended June 30, 2015, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015 and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Georgeson Securities Corporation's compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

pwc

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Georgeson Securities Corporation's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

Boston, Massachusetts
August 7, 2015

Georgeson Securities Corporation

General Assessment Reconciliation on form SIPC-7

June 30, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended June 30, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
118 Fernwood Ave.
Edison, NJ 08837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Scott Park (201) 386-3340

2. A.	General Assessment (item 2e from page 2)	$ 32,431 (A)
B.	Less payment made with SIPC-6 filed (exclude interest) 1/29/15 Date Paid	(15,096 (B))
C.	Less prior overpayment applied	((C))
D.	Assessment balance due or (overpayment)	17,335
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 17,335
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $17,335 (D)	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP Chief Operating Officer
(Title)

Dated the 30 day of July, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2014
and ending June 30, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$16,063,672 (E)
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,091,257 (F)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,091,257
2d. SIPC Net Operating Revenues	$12,972,415 (G)
2e. General Assessment @ .0025	$32,431 (A)
	(to page 1, line 2.A.)

pwc

General Assessment Reconciliation on Form SIPC-7

To The Board of Directors of Georgeson Securities Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Georgeson Securities Corporation (the "Company") for the year ended June 30, 2015, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Georgeson Securities Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of the amended Form SIPC-7 dated **July 30, 2015** with the respective cash disbursement records entries, which agreed to the wire documentation and general ledger entries noting no differences.
2. Compared the Total revenue amount reported on the audited Form X-17A-5 for the year ended June 30, 2015 to the Total revenue amount of **$16,063,672** reported on page 2, item 2a of the amended Form SIPC-7 for the year ended June 30, 2015, nothing no differences. .
3. Compared any adjustments reported on page 2, items 2b and 2c of the amended Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c(3), commissions, of **$3,091,257** to page 4 of the audited Form X-17A-5, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 dated **July 30, 2015** and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2d and 2e of **$12,972,415** and **$32,431**, respectively, on the amended Form SIPC-7 dated **July 30, 2015**, noting no differences.
5. Compared the amount of any prior payment applied to the current assessment on page 1, item 2D of the amended Form SIPC-7 **July 30, 2015** with page 1, item 2C of the amended Form SIPC-7 filed on August 14, 2014. The correspondence indicated that the company does not hold an overpayment balance and therefore no overpayment should be applied.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Georgeson Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 7, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us